EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended April 30,
	2008	2009

Income before income taxes	$16,580	$18,271
Fixed charges	3,044	4,002
Capitalized interest	(54)	(18)

Total earnings	$19,570	$22,255

Interest expense (including capitalized interest)	$120	$604
Amortized premiums and expenses	16	231
Estimated interest within rent expense	2,908	3,167
Total fixed charges	$3,044	$4,002

Ratio of earnings to fixed charges	6.43	5.56